June 22, 2021

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	G Medical Innovations Holdings Ltd.
Registration Statement on Form F-1
File No. 333-253852

VIA EDGAR

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, EF Hutton, division of Benchmark Securities, LLC, as representative of the underwriters, hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 5:00 p.m., Washington D.C. time, on Thursday, June 24, 2021, or as soon thereafter as may be practicable.

The following is supplemental information supplied pursuant to Rule 418(a)(7) and Rule 460 under the Securities Act of 1933, as amended:

(i)	Date of preliminary prospectus: June 15, 2021

(ii)	Dates of distribution: June 21, 2021

(iii)	Number of prospective underwriters and selected dealers to whom the preliminary prospectus was furnished: 10

(iv)	Number of prospectuses so distributed: 400

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

[Signature Page Follows]

EF HUTTON
division of Benchmark Investments, LLC

By:	/s/ Sam Fleischman
	Name:	Sam Fleischman
	Title:	Supervisory Principal